Exhibit 99.2

DEGOLYER AND MACNAUGHTON
5001 SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

This is a digital representation of a DeGolyer and MacNaughton report.

Each file contained herein is intended to be a manifestation of certain data in the subject report and as such is subject to the definitions, qualifications, explanations, conclusions, and other conditions thereof. The information and data contained in each file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DEGOLYER AND MACNAUGHTON
5001 SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

February 17,2012

YPF S. A.
Macacha Güemes 515
Ciudad Autonóma de Buenos Aires
Argentina

Gentlemen:

Pursuant to your request, we have conducted a reserves audit of the net proved crude oil, condensate, natural gas liquids (NGL), gasoline, and natural gas reserves, as of September 30, 2011, of certain properties owned by YPF S. A. (YPF) located in Argentina. This evaluation was completed on February 17, 2012. Reserves for these properties are termed Package 4. YPF has represented that these properties account for 20.4 percent on a net equivalent barrel basis of YPF’s net proved reserves as of September 30, 2011, that the proved undeveloped reserves estimated in this report constitute approximately 10.7 percent of all YPF’s proved undeveloped reserves, and that the net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. We have reviewed information provided to us by YPF that it represents to be YPF’s estimates of the net reserves, as of September 30, 2011, for the same properties as those which we evaluated. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by YPF.

Reserves included herein are expressed as net reserves as represented by YPF. Gross reserves are defined as the total estimated petroleum to be produced from these properties after September 30, 2011. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by YPF after deducting all interests owned by others.

Estimates of oil, condensate, NGL, gasoline, and natural gas should be regarded only as estimates that may change as further production history and

DEGOLYER AND MACNAUGHTON

additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with YPF personnel, YPF files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by YPF with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history, and were methods that we considered to be appropriate and necessary to establish reserves quantities and reserves categorization that conform to SEC definitions and guidelines.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

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Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Proved developed reserves estimated herein were estimated using decline-curve analysis. Proved undeveloped reserves were estimated for direct offset well locations that YPF has represented will be drilled within five years.

Definition of Reserves

Petroleum reserves estimated by YPF and by us included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by YPF and by us in this report are in accordance with the reserves definitions of Rules 4-lO(a) (1)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be

DEGOLYER AND MACNAUGHTON

economically producible–from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations–prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using

DEGOLYER AND MACNAUGHTON

reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

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(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Economic Basis for Reserves Estimates

Future prices and costs were estimated using initial prices and costs provided byYPF S.A. as of September 30,2011.

Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board. Proved reserves were based on projections of estimated future production and revenue prepared for these properties.

     The assumption used for estimating future prices and costs are as follows:

Liquids Prices

Based on information provided by YPF S.A., the government-regulated price of oil, condensate, and gasoline was U.S.$61.40 per barrel for the Neuquina Basin, $56.40 for the Cuyana Basin, and U.S.$57.30 per barrel for the San Jorge Basin. According to information provided by YPF S.A., the government-regulated oil prices will expire at year-end 2016. YPF S.A. has represented that, after such time, the oil, condensate, and gasoline prices provided by YPF S.A. will be based on a 12-month average West Texas Intermediate price, calculated as the unweighted arithmetic average of the

DEGOLYER AND MACNAUGHTON

first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. YPF S.A. supplied differentials by field to a West Texas Intermediate reference price of U.S.$94.31 per barrel and the prices were held constant thereafter. The volume-weighted average price attributable to estimated proved reserves was $71.51 per barrel.

YPF S.A. has represented that initial NGL prices were U.S.$26.47 per barrel for the Neuquina Basin and U.S.$27.12 per barrel for the Cuyana Basin and were to be held constant for the life of the properties. YPF S.A. has represented that these prices were calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The volume-weighted average price attributable to estimated proved reserves was $26.51 per barrel.

Natural Gas Prices

YPF S.A. has represented that the natural gas prices were U.S.$1.99 per million British thermal units (MMBtu) for San Jorge Basin and U.S.$2.21 per MMBtu for Neuquina and Cuyana Basins and were held constant thereafter. YPF S.A. has represented that these prices were calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The volume-weighted average price attributable to estimated proved reserves was $2.19 per MMBtu.

Operating Expenses and Capital Costs

Operating expenses and capital costs, based on information provided by YPF S.A., were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

DEGOLYER AND MACNAUGHTON

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the September 30, 2011, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

YPF has represented that estimated net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC. YPF represents that its estimates of the net proved reserves attributable to these properties which represent 20.4 percent of YPF’s reserves on a net equivalent basis are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by YPF Net Proved Reserves as of September 30, 2011

	Oil and Condensate (Mbbl)	NGL (Mbbl)	Gasoline (Mbbl)	Marketable Gas (MMcf)	Oil Equivalent (Mboe	)

Proved Developed
Chihuido La Salina Sur Area	2,647	2,364	663	38,627	12,111
Chihuido La Salina Area	13,017	5,332	1,245	76,898	32,411
El Portón (Mz) Area	833	915	140	13,178	4,084
El Portón (Nq) Area	3,023	5,922	963	86,969	24,403
Cañadón Yatel Area	3,702	0	0	10,027	5,373
Las Heras Area	3,530	0	0	2,990	4,028
Guanaco Blanco Area	71	0	0	0	71
La Ventana “Grupo A” Area	448	0	0	80	462
La Ventana Central Area	18,227	705	0	2,717	19,385
La Ventana Area	1,843	0	0	326	1,897
La Ventana Cañada Dura Area	0	0	0	0	0
Vizcacheras Cañada Dura Area	3,748	0	0	249	3,790
Vizcacheras Area	21,409	414	0	3,082	22,337
Desfiladero Bayo (Mz) Area	10,824	0	0	846	10,965
Desfiladero Bayo (Nq) Area	3,023	0	0	192	3,055
Chihuido Sierra Negra Area	29,918	0	0	7,631	31,189
Señal Picada (Nq) Area	201	0	0	25	205
Señal Picada (RN) Area	8,191	0	0	1,256	8,401

Total Proved Developed	124,655	15,653	3,011	245,093	184,167
Proved Undeveloped
Chihuido La Salina Sur Area	11	381	50	3,913	1,095
Chihuido La Salina Area	453	649	92	7,163	2,388
El Portón (Mz) Area	148	119	31	2,390	697
El Portón (Nq) Area	519	738	177	13,912	3,753
Cañadón Yatel Area	1,573	0	0	17,043	4,414
Las Heras Area	1,628	0	0	1,585	1,892
Guanaco Blanco Area	0	0	0	0	0
La Ventana “Grupo A” Area	0	0	0	0	0

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Estimated by YPF – (Continued)

	Oil and Condensate (Mbbl)	NGL (Mbbl)	Gasoline (Mbbl)	Marketable Gas (MMcf)	Oil Equivalent (Mboe	)

Proved Developed – (Continued)
La Ventana Central Area	831	27	0	122	878
La Ventana Area	0	0	0	0	0
La Ventana Cañada Dura Area	0	0	0	0	0
Vizcacheras Cañada Dura Area	0	0	0	0	0
Vizcacheras Area	1,282	0	0	185	1,313
Desfiladero Bayo (Mz) Area	3,397	0	0	428	3,468
Desfiladero Bayo (Nq) Area	1,482	0	0	102	1,499
Chihuido Sierra Negra Area	179	0	0	1,609	447
Señal Picada (Nq) Area	0	0	0	0	0
Señal Picada (RN) Area	1,517	0	0	234	1,556

Total Proved Undeveloped	13,020	1,915	350	48,686	23,400
Total Proved
Chihuido La Salina Sur Area	2,658	2,745	713	42,540	13,206
Chihuido La Salina Area	13,470	5,982	1,337	84,061	34,799
El Portón (Mz) Area	981	1,034	171	15,568	4,781
El Portón (Nq) Area	3,542	6,660	1,141	100,881	28,156
Cañadón Yatel Area	5,275	0	0	27,070	9,787
Las Heras Area	5,158	0	0	4,575	5,920
Guanaco Blanco Area	71	0	0	0	71
La Ventana “Grupo A” Area	448	0	0	80	462
La Ventana Central Area	19,058	733	0	2,840	20,263
La Ventana Area	1,843	0	0	326	1,897
La Ventana Cañada Dura Area	0	0	0	0	0
Vizcacheras Cañada Dura Area	3,748	0	0	249	3,790
Vizcacheras Area	22,691	414	0	3,267	23,650
Desfiladero Bayo (Mz) Area	14,221	0	0	1,274	14,433
Desfiladero Bayo (Nq) Area	4,505	0	0	294	4,554
Chihuido Sierra Negra Area	30,097	0	0	9,240	31,636
Señal Picada (Nq) Area	201	0	0	25	205
Señal Picada (RN) Area	9,708	0	0	1,491	9,957

Total Proved	137,675	17,568	3,361	293,779	207,567

Note: Gas is converted to oil equivalent using a factor of6,000 cubic feet of gas per 1 barrel of oil equivalent.

Our estimates of YPF’s net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

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	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of September 30, 2011

	Oil and Condensate (Mbbl)	NGL (Mbbl)	Gasoline (Mbbl)	Marketable Gas (MMcf)	Oil Equivalent (Mboe	)

Proved Developed
Chihuido La Salina Sur Area	2,589	2,362	664	38,615	12,051
Chihuido La Salina Area	13,020	5,329	1,245	76,895	32,410
El Portón (Mz) Area	834	913	142	13,173	4,085
El Portón (Nq) Area	3,021	5,924	964	86,974	24,405
Cañadón Yatel Area	3,701	0	0	10,029	5,373
Las Heras Area	3,530	0	0	2,992	4,029
Guanaco Blanco Area	72	0	0	0	72
La Ventana “Grupo A” Area	449	0	0	86	463
La Ventana Central Area	18,226	705	0	2,716	19,384
La Ventana Area	1,842	0	0	325	1,896
La Ventana Cañada Dura Area	0	0	0	0	0
Vizcacheras Cañada Dura Area	3,750	0	0	249	3,792
Vizcacheras Area	21,412	414	0	3,086	22,340
Desfiladero Bayo (Mz) Area	10,739	0	0	841	10,879
Desfiladero Bayo (Nq) Area	3,022	0	0	190	3,054
Chihuido Sierra Negra Area	29,801	0	0	7,499	31,051
Señal Picada (Nq) Area	112	0	0	24	116
Señal Picada (RN) Area	8,193	0	0	1,253	8,402

Total Proved Developed	124,313	15,647	3,015	244,947	183,802
Proved Undeveloped
Chihuido La Salina Sur Area	13	383	48	3,911	1,096
Chihuido La Salina Area	449	652	90	7,165	2,385
El Portón (Mz) Area	147	121	30	2,397	698
El Portón (Nq) Area	520	738	176	13,907	3,752
Cañadón Yatel Area	1,576	0	0	17,036	4,415
Las Heras Area	1,629	0	0	1,588	1,894
Guanaco Blanco Area	0	0	0	0	0
La Ventana “Grupo A” Area	0	0	0	0	0
La Ventana Central Area	831	27	0	124	879
La Ventana Area	0	0	0	0	0
La Ventana Cañada Dura Area	0	0	0	0	0
Vizcacheras Cañada Dura Area	0	0	0	0	0
Vizcacheras Area	1,281	0	0	187	1,312
Desfiladero Bayo (Mz) Area	3,335	0	0	423	3,406
Desfiladero Bayo (Nq) Area	1,482	0	0	101	1,499
Chihuido Sierra Negra Area	1,639	0	0	1,831	1,944
Señal Picada (Nq) Area	0	0	0	0	0
Señal Picada (RN) Area	1,362	0	0	215	1,398

Total Proved Undeveloped	14,264	1,921	344	48,885	24,678
Total Proved
Chihuido La Salina Sur Area	2,602	2,745	712	42,526	13,147
Chihuido La Salina Area	13,469	5,981	1,335	84,060	34,795
El Portón (Mz) Area	981	1,034	172	15,570	4,783
El Portón (Nq) Area	3,541	6,662	1,140	100,881	28,157
Cañadón Yatel Area	5,277	0	0	27,065	9,788
Las Heras Area	5,159	0	0	4,580	5,923
Guanaco Blanco Area	72	0	0	0	72
La Ventana “Grupo A” Area	449	0	0	86	463

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Estimated by DeGolyer and MacNaughton – (Continued)

	Oil and Condensate (Mbbl)	NGL (Mbbl)	Gasoline (Mbbl)	Marketable Gas (MMcf)	Oil Equivalent (Mboe	)

Total – (Continued)
La Ventana Central Area	19,057	732	0	2,840	20,263
La Ventana Area	1,842	0	0	325	1,896
La Ventana Cañada Dura Area	0	0	0	0	0
Vizcacheras Cañada Dura Area	3,750	0	0	249	3,792
Vizcacheras Area	22,693	414	0	3,273	23,652
Desfiladero Bayo (Mz) Area	14,074	0	0	1,264	14,285
Desfiladero Bayo (Nq) Area	4,504	0	0	291	4,553
Chihuido Sierra Negra Area	31,440	0	0	9,330	32,995
Señal Picada (Nq) Area	112	0	0	24	116
Señal Picada (RN) Area	9,555	0	0	1,468	9,800

Total Proved	138,577	17,568	3,359	293,832	208,480

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S-K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

In comparing the detailed net proved reserves estimates prepared by us and by YPF, we have found differences, both positive and negative, resulting in an aggregate difference of 0.4 percent when compared on the basis of net equivalent barrels. It is our opinion that the net proved reserves estimates prepared by YPF on the properties reviewed by us and referred to above, when compared on the basis of net equivalent barrels, in aggregate, do not differ materially from those prepared by us.

DEGOLYER AND MACNAUGHTON

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in YPF. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request ofYPF. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted, /s/ DeGOLYER and MacNAUGHTON DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716

/s/ Thomas C. Pence, P.E. Thomas C. Pence, P.E. Senior Vice President DeGolyer and MacNaughton

DEGOLYER AND MACNAUGHTON

CERTIFICATE of QUALIFICATION

I, Thomas C. Pence, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to YPF dated February 17, 2012, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.	That I attended Texas A&M University, and that I graduated with a degree in Petroleum Engineering in the year 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers; and that I have in excess of 29 years of experience in the oil and gas reservoir studies and reserves evaluations.

/s/ Thomas C. Pence, P.E. Thomas C. Pence, P.E. Senior Vice President DeGolyer and MacNaughton